UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of October 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

VEOLIA ENVIRONNEMENT AND MUBADALA LAUNCH A JOINT VENTURE COMPANY
TO BUILD A STRATEGIC PARTNERSHIP IN THE MIDDLE EAST, NORTH AFRICA (MENA) REGION

Paris, Abu Dhabi, 7 October 2008 – Mubadala Development Company (Mubadala) and Veolia Water today announced their intention to create a joint-venture company that will focus on the areas of water production and waste water collection and treatment in the Middle East and North Africa (MENA) region. This activity could later lead to further joint ventures for other business sectors of the Veolia Environnement Group.

Today’s announcement follows a decision by Abu Dhabi investment and business development company, Mubadala, and Veolia Water, the world leader in water and wastewater services, subsidiary of Veolia Environnement, to work together on municipal concessions and public private partnerships in the MENA region. The joint venture company will be owned 51% by Veolia Water and 49% by Mubadala.

This partnership brings together the expertise of a world leader in environmental services with the experience of the leading investment and development company in the region. It marks the first step for a long term collaboration in future projects for the two companies.

Speaking on behalf of Mubadala, Chief Operating Officer, Waleed Al Mokarrab Al Muhairi, said: “As the region’s economy continues to expand and diversify, high quality infrastructure will underpin this development. As part of this process, Mubadala is creating a diverse and sustainable range of businesses in the utilities sector by bringing new technologies, efficiencies and best practices to the region. Establishing partnerships with best-in-class international companies such as Veolia, which has over a century of experience in this field, will allow us to do just this.”

For Veolia Water, Antoine Frérot, Chief Executive Officer, outlined the significance of the partnership, “this joint-venture is strategically important for Veolia Water as the MENA region is undergoing full economic, industrial and tourist growth which requires world-leading expertise in quality water services, solutions and technologies. Working with a leading investment fund will provide further capacity to expand and offer vital infrastructure solutions to local needs.”

Mubadala Development Company (Mubadala) is a Public Joint Stock Company headquartered in Abu Dhabi, capital of the United Arab Emirates. Its focus is on developing and managing an extensive and economically diverse portfolio of commercial initiatives. It does this either independently or in partnership with leading international organizations. Mubadala’s commercial strategy is fundamentally built on long term capital intensive investments that deliver strong financial returns.

The company manages a multi-billion dollar portfolio of local, regional, and international investments, projects and initiatives. Through its investment and development projects, Mubadala is both a catalyst for, and a reflection of, the drive for economic diversification of the Emirate of Abu Dhabi. Its impact is evident domestically and internationally in sectors such as energy, aerospace, real estate, healthcare, technology, infrastructure, and services.

Mubadala’s sole shareholder is the Government of the Emirate of Abu Dhabi. For more information about Mubadala, its partnerships and activities please visit www.mubadala.ae.

Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. With 82,800 employees, worldwide, Veolia Water provides water services to 78 million people and wastewater services to 53 million. Its 2007 revenues amounted to €10.9 billion. www.veoliawater.com.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the world reference in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €32.6 billion in 2007. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel + 1 (312) 552 2847

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 7, 2008

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary